SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

VirtualFund.com, Inc.
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

517919 10 6
(CUSIP Number)

Douglas L. Henkel
2302 Lanyard Place
Carlsbad, California 92008
760-683-1523
(Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)

January 10, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 517919106

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

	Douglas L. Henkel

(2)	Check the Appropriate Box if a Member of a Group		(a)	☐
			(b)	☐

(3)	SEC Use Only

(4)	Source of Funds			OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐

(6)	Citizenship or Place of Organization

	United States

Number of Shares	(7)	Sole Voting Power	2,000,000 shares
Beneficially Owned	(8)	Shared Voting Power	N/A
by Each Reporting	(9)	Sole Dispositive Power	2,000,000 shares
Person	(10)	Shared Dispositive Power	N/A
With

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

		2,000,000 shares

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares			☐

(13)	Percent of Class Represented by Amount in Row (11)			9.9%

(14)	Type of Reporting Person (See Instructions)			IN

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CUSIP No. 517919106

ITEM 1.	SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 (the “Common Stock”), of VirtualFund.com, Inc., a Minnesota corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 13911 Ridgedale Drive, Suite 477, Minnetonka, Minnesota 55305.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	The Reporting Person’s name is Douglas L. Henkel.

(b)	The Reporting Person’s business address is 2261 Cosmos Court, Suite 150, Carlsbad, California 92009.

(c)

The Reporting Person is the Vice President of Universal Guardian Acceptance and Universal Data Services.  The principal business address of the organization in which such employment is conducted is 2261 Cosmos Court, Suite 150 Carlsbad, California  92009.

(d)	During the past five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years the Reporting Person has not been a  party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or found any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 10, 2003, pursuant to a Restricted Stock Agreement between the Issuer and the Reporting Person, the Reporting Person agreed to provide certain consulting services to the Issuer in exchange for 2,000,000 shares of Restricted Stock.  The restrictions on the 2,000,000 shares of the Issuer’s Common Stock will lapse over a 36-month period ending on January 10, 2006.

ITEM 4.	PURPOSE OF TRANSACTION

The Restricted Stock has been issued to the Reporting Person as compensation for consulting services to be provided to the Issuer relating to the Issuer’s initial entry into the sub-prime lending market. The Reporting Person acquired the securities for investment purposes.  The Reporting Person currently has no present plan or proposal that relates to, or may result in, any of the matters listed in Items 4(a) – (i) of Schedule 13D (although the Reporting Person reserves the right to develop such plans or proposals).

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CUSIP No. 517919106

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

                         (a) – (b)         The Reporting Person beneficially owns, and has the sole power to vote and dispose of, an aggregate of 2,000,000 shares of Common Stock of the Issuer, which constitutes approximately 9.9% of the issued and outstanding shares of Common Stock of the Issuer.

                         (c)  On January 10, 2003, the Reporting Person acquired 2,000,000 shares of Common Stock of the Issuer in a privately negotiated transaction in which the Reporting Person agreed to provide consulting services to the Company in exchange for the 2,000,000 shares of Common Stock of the Issuer.

                         (d) – (e)         Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE ISSUER

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

1.	Restricted Stock Agreement

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CUSIP No. 517919106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2003	/s/ Douglas L. Henkel
(Signature)

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